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                              GOLDMAN SACHS TRUST
                               4900 Sears Tower
                         Chicago, Illinois 60606-6303

                                                               December 31, 1998



VIA EDGAR TRANSMISSION
----------------------

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549


        Re:  Goldman Sachs Trust -- CIK No. 0000822977
             Request for Withdrawal of Post-Effective
             Amendment No. 49 to the Registration
             Statement on Form N-1A
             (1933 Act Registration No. 33-17619)
             (1940 Act Registration No. 811-5349)


Ladies and Gentlemen:

        Pursuant to Rule 477(a) under the Securities Act of 1933, Goldman Sachs Trust (the "Trust") hereby requests that the above-referenced Post-Effective Amendment to the Trust's Registration Statement on Form N-1A (the
"Post-Effective Amendment") be withdrawn.

        The Post-Effective Amendment was submitted and accepted for filing on December 4, 1998 (Form Type 485APOS). The purpose of the Post-Effective Amendment was to add to the statement of additional information separate account performance information relating to the CORE Large Cap Value Fund. The Trust is requesting that the Post-Effective Amendment be withdrawn because the staff of the Securities and Exchange Commission (the "Commission") has requested that the Trust remove the separate account performance from the statement of additional information.

        The disclosure in the registration statement and all financial statements prepared since the commencement of operations are the responsibility of the Trust. The Trust acknowledges that staff comments or changes in response to staff comments in the proposed disclosure in the registration statement and the financial statements may not be asserted as a defense in any proceeding which may be brought by any party with respect to this matter. The Trust also represents to the Commission that should the Commission or the staff acting pursuant to delegated authority, withdraw the Post-Effective Amendment, it does not foreclose the Commission from taking any action with respect to the registration statement or financial statements, and the Trust
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represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States.

        The Trust further acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in withdrawing the Post-Effective Amendment, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosures in the registration statement and the financial statements.

        Thank you for your consideration of this request. Should questions arise in conjunction with this request, or if there is any way we can be of assistance in expediting the processing of this request, please call Kenneth
L. Greenberg, Esq. at (215) 988-1152.


                                        Very truly yours,

                                        Goldman Sachs Trust


                                        By: /s/ Douglas C. Grip
                                            -----------------------
                                            Douglas C. Grip
                                            President